Skadden, Arps, Slate, Meagher & Flom llp

500 BOYLSTON STREET

BOSTON, MASSACHUSETTS 02116

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DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS Kenneth.Burdon@SKADDEN.COM	TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com July 9, 2021

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Christopher Bellacicco

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Highland Income Fund (File No. 811-23268)

Dear Mr. Bellacicco:

Thank you for your oral comments on June 23, 2021 regarding the Preliminary Proxy Statement on Schedule 14A filed by Highland Income Fund (the “Company”) on June 14, 2021 (the “Preliminary Proxy Statement”) with the U.S. Securities and Exchange Commission (the “Commission,” and the staff thereof, the “Staff”). We have considered your comments to the Preliminary Proxy Statement and, on behalf of the Company, responses to those comments are set forth below. Changes are reflected in a Definitive Proxy Statement on Schedule 14A, filed on the date hereof (the “Definitive Proxy Statement”).

Your comments are summarized in bold to the best of our understanding, followed by the Company’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Definitive Proxy Statement.

***

Christopher Bellacicco

July 9, 2021

Comments and Responses

1.	Please add disclosure to the third bullet point in the letter to shareholders clarifying that past performance is not necessarily indicative of future performance.

The Company has added the requested disclosure.

2.	On page 2 of the proxy statement, please disclose the number of votes to which each share is entitled as required by Item 6 of Section A of Schedule 14A.

The Company has added the requested disclosure.

3.	The first bullet point under the heading “3. WHY IS THE BOARD RECOMMENDING THE BUSINESS CHANGE PROPOSAL?” on page 4 contains the following disclosure:

Potential to provide investors with a superior risk adjusted return compared to public equity, fixed income, and distressed debt markets by leveraging inefficiencies in the private capital and real estate markets.

Please provide additional disclosure briefly explaining these “inefficiencies.”

The Company has added the requested disclosure.

4.

The second paragraph under the heading “7. DOES THE FUTURE MANAGEMENT TEAM HAVE EXPERIENCE IN MANAGING A DIVERSIFIED HOLDING COMPANY? WILL THERE BE ANY CHANGES TO THE COMPANY’S INVESTMENT ADVISORY AGREEMENT IN CONNECTION WITH THE BUSINESS CHANGE PROPOSAL?” on page 7 contains the following disclosure:

Additionally, the Adviser, its affiliates and their personnel have extensive experience managing investments in the private company space, including pre-IPO healthcare private equity investments; fixed annuity products; life settlements portfolios; a dedicated self-storage platform; and asset expertise in multifamily, single-family rental, life science, hospitality, industrial, office and timber.

However, Appendix B indicates that the Adviser has limited experience operating a diversified holding company and in acquiring or developing businesses. Please disclose this fact in the referenced Q&A disclosure.

The Company has made the request change.

Christopher Bellacicco

July 9, 2021

5.

The fourth paragraph under the heading “7. DOES THE FUTURE MANAGEMENT TEAM HAVE EXPERIENCE IN MANAGING A DIVERSIFIED HOLDING COMPANY? WILL THERE BE ANY CHANGES TO THE COMPANY’S INVESTMENT ADVISORY AGREEMENT IN CONNECTION WITH THE BUSINESS CHANGE PROPOSAL?” beginning on page 7 and carrying over to page 8 contains the following disclosure:

The total amount of fees and expenses incurred as a diversified holding company will not exceed the total amount of fees and expenses currently incurred (1.15% of total assets) for a period of twelve months from the date of receipt of the Deregistration Order.

However, the disclosure goes on to state that total fees and expenses could be greater than 1.15% because certain fees and expenses are excluded from the calculation of the Total Expense Cap. Please revise the referenced disclosure to clarify that the total amount of fees and expenses could exceed the Total Expense Cap.

The Company has made the requested change.

6.

The fourth paragraph under the heading “7. DOES THE FUTURE MANAGEMENT TEAM HAVE EXPERIENCE IN MANAGING A DIVERSIFIED HOLDING COMPANY? WILL THERE BE ANY CHANGES TO THE COMPANY’S INVESTMENT ADVISORY AGREEMENT IN CONNECTION WITH THE BUSINESS CHANGE PROPOSAL?” beginning on page 7 and carrying over to page 8 contains the following disclosure:

After the Total Expense Cap expires, the future Board will have the ability to adjust future expenses, including the management fees paid to the Adviser, at its discretion and will be responsible for determining the reasonableness of fee levels and expenses in light of market practice and subject to its duties to the Company and its shareholders.

Please prominently disclose that fees may be higher in the future.

The Company has made the requested change.

7.

Under the heading “8. WHAT ARE THE TAX CONSEQUENCES OF IMPLEMENTING THE BUSINESS CHANGE PROPOSAL?” beginning on page 8, please disclose any additional tax consequences that may occur in connection with the implementation of the Business Change Proposal. For example, the disclosure in Appendix B states that if the proposal is approved the Company expects to sell approximately 32% of its assets in taxable transactions.

The Company has added the requested disclosure.

Christopher Bellacicco

July 9, 2021

8.	Under the heading “9. WHAT IS THE ESTIMATED COST ASSOCIATED WITH THE BUSINESS CHANGE PROPOSAL? WHO WILL BEAR THE COSTS AND EXPENSES ASSOCIATED WITH THE BUSINESS CHANGE PROPOSAL?” on page 9:

a.	Please add disclosure clarifying that the Company, and in turn the Company’s shareholders will bear the costs and expenses associated with the Business Change Proposal; and

b.	Please include the Company’s net asset value as of a recent date.

The Company has added the requested disclosure in response to Comment 8(a) and Comment 8(b) above.

9.

We note the disclosure describing the proposed changes to the Company’s fundamental investment restrictions regarding investments in real estate, originating loans and current investment concentration policy of investing at least 25% of its total assets in securities of issuers conducting their principal business activities in the real estate industry (the “Concentration Policy”). For each of these proposed changes, please provide an analysis explaining why the Company is not presenting each change as a separate proposal to its shareholders; for example, and without limitation, we note that the Business Change Proposal would (i) convert the Company into a diversified holding company; (ii) permit the Company to purchase and sell real estate; (iii) permit the Company to originate loans and (iv) eliminate the Concentration Policy. The Staff makes reference to IM Guidance Update 2014-02.

The Company is aware of the Staff guidance regarding the requirements to unbundle certain proposals. That guidance states that “[m]ultiple matters that are so ‘inextricably intertwined’ as to effectively constitute a single matter need not be unbundled.” The elements of the Business Change Proposal comprise a unitary matter on which shareholders are being asked to vote because the sole reason for the Company to make any of the component changes is to effectuate and obtain the benefits of the Business Change Proposal. Implementation of the Business Change Proposal requires the implementation of each of the component changes. As stated in the Preliminary and Definitive Proxy Statements, the change in the Company’s business from a registered investment company that invests primarily in debt and equity securities to a diversified holding company that seeks to acquire controlling positions in private businesses and the amendment to the Company’s fundamental investment restrictions are all part of the plan to allow the Company to engage in its new business. Each of these component steps is necessary in order to implement to Business Change Proposal as contemplated by the Company’s Board of Trustees and as described in the Preliminary and Definitive Proxy Statements. Each of these component steps is therefore inextricably intertwined. Including separate proposals to approve each component or a group of components is impractical because the successful implantation of the Business Change Proposal requires that all of the components be approved and thus the Business Change Proposal and its constituent components are inextricably intertwined such that they effectively constitute a single matter on which shareholders will be asked to vote. If Company shareholders do not

Christopher Bellacicco

July 9, 2021

support the steps that the Company will take to change its business, they can vote against the Business Change Proposal. The Company believes this option satisfies the SEC’s intent, when it adopted the unbundling rule, to give shareholders the opportunity to communicate their views to the board of directors on particular matters. (Exchange Act Release No. 31326, October 16, 1992, Section II.H.). The Company, therefore, respectfully submits the Business Change Proposal should be submitted to shareholders as a single proposal.

10.

The disclosure under the sub-heading “Business Strategy” contains a series of bullet points beginning on page 24 and carrying over to page 25. Please clarify the purpose of these bullet points and the disclosure point to which they relate.

The Company has added the requested disclosure.

11.	Under the sub-heading “Committees of the Board of Trustees” on page 28, please consider providing the full names of the Trustees.

The Company has made the requested changes.

12.

The disclosure under the sub-heading “Eventual Removal of Provisions Related to the 1940 Act” beginning on page 34 states that, there are certain voting requirements under the 1940 Act that would no longer be necessary or desirable to include in the Company’s Agreement and Declaration of Trust after the Company converts to a diversified holding company. Please provide examples of certain the types of voting requirements that would no longer be necessary or desirable.

The Company has added the requested disclosure.

13.	Please clarify to us the distinction between the required votes contained in the disclosure under the sub-heading “Business Change Proposal” on page 37.

The first paragraph under the referenced sub-heading sets forth the required vote for the Company’s common and preferred shareholders voting together as a single class on the Proposals; whereas, the second paragraph under the referenced sub-heading sets forth the required vote the Company’s preferred shareholders voting separately as a class on the Proposals, in each case as required by the 1940 Act.

14.

The Staff Notes that the beneficial ownership provided under the heading “Security Ownership of Certain Beneficial Owners” on page 42 is provided as of February 28, 2021. Please provide this information as of a more recent date.

The Company has made the requested changes.

Christopher Bellacicco

July 9, 2021

15.

Article VI, Section 1 of the Company’s Amended and Restated Agreement and Declaration of Trust, attached as Appendix C to the Preliminary Proxy Statement, provides that “[t]he Trust shall have the right at its option and at any time to redeem Shares of any Shareholder for consideration as determined by the Trustee [ . . . .]” Please confirm that the Company will, for so long as the Company shall remained registered as an investment company under the 1940 Act, only redeem the Company’s common shares at net asset value and will otherwise comply with the provisions of the 1940 Act and the rules and regulations thereunder with respect to repurchases of such shares.

The Company confirms that, for so long as the Company shall remained registered as an investment company under the 1940 Act, the Company will only redeem the Company’s common shares at net asset value and will otherwise comply with the provisions of the 1940 Act and the rules and regulations thereunder with respect to repurchases of such shares.

16.	Please provide a proxy card and note that the Staff may have additional comments on reviewing the proxy card.

The Company has included a proxy card in the Definitive Proxy Statement.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836.

Best regards,

/s/ Kenneth E. Burdon
Kenneth E. Burdon